UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70646

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2025 _____ AND ENDING 12/31/2025 _____

‎ MM/DD/YY ‎ MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Hapi Securities LLC _____

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2646 NW Cornell Road
_____
(No. and Street)

Portland	OR	97210
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian Megenity	(770) 263-6003	bmegenity@bdcaonline.c
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab and Company, PA
_____
(Name – if individual, state last, first, and middle name)

100 E. Sybelia Ave., Suite 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

7/28/2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Christian Maynard-Phillip</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Hapi Securities LLC</u>, as of <u>December 31</u>, 2<u>025</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Christian Maynard-Phillip_

Title: <u>CEO</u>

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

HAPI SECURITIES LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025

TABLE OF CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Hapi Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hapi Securities LLC as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Hapi Securities LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Hapi Securities LLC management. Our responsibility is to express an opinion on Hapi Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hapi Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation and Reconciliation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II, Computation of Aggregate Indebtedness Under Rule 17a-5 of the Securities and Exchange Commission and Schedule III, Computation and Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Hapi Securities LLC's financial statements. The supplemental information is the responsibility of Hapi Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation and Reconciliation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II, Computation of Aggregate Indebtedness Under Rule 17a-5 of the Securities and Exchange Commission and Schedule III, Computation and Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Hapi Securities LLC's auditor since 2022.

Maitland, Florida

May 12, 2026

FINANCIAL STATEMENTS

HAPI SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

ASSETS

Assets

Cash and cash equivalents	$191,723
Clearing deposit	250,541
Interest and rebates recevable	50,224
Deposits - legal	18,000
Prepaid expenses and other assets	2,151
Securities Owned	1,349
Total assets	**$513,988**

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts and accrued expenses payable	$38,873
Due to Hapi Corp	77,588
Inventory short	88
Total liabilities	116,549

Member's Equity

Member's equity	$397,439
Total liabilities and member's equity	**$513,988**

The accompanying notes are an integral part of these financial statements

HAPI SECURITIES LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025

Revenues:

Interest income	$42,081
Rebates	1,047,610
Other income	35
Total revenues	1,089,726

Expenses:

Clearing fees	281,412
Customer account fees	359,298
Legal and Professional fees	138,464
Payroll	345,502
Settlements	39,700
Technology fees	16,221
Trade errors	2,322
Regulatory fees	8,121
Other	2,218
Total Expenses	1,193,258
Net Loss	($103,532)

The accompanying notes are an integral part of these financial statements

HAPI SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

	Members Equity	Retained Earnings	Total
Balance December 31, 2024	$2,197,775	($1,746,804)	$450,971
Member Contributions	50,000		50,000
Net Loss for Period		(103,532)	(103,532)
Balance December 31, 2025	$2,247,775	($1,850,336)	$397,439

The accompanying notes are an integral part of these financial statements

4

HAPI SECURITIES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

Cash flows from operating activities

Net Loss	$	(103,532)
Adjustments to reconcile net loss to net cash		
used by operating activities		
Changes in operating assets and liabilities:		
Decrease in Commissions receivable		(43,628)
Decrease in Prepaid expenses and other current asset		(17,700)
Increase in clearing deposit		(123,038)
Increase in Accounts payable		102,749
Increase in Accrued liabilities		300
Net cash used by operating activities		(184,849)

Financing Activities

Member contributions		50,000
Net cash provided for financing activities		50,000
Net decrease in cash		(134,849)
Cash and cash equivalents, at beginning of year		326,572
Cash and cash equivalents, at end of year	$	191,723

Supplemental disclosures of cash flow information

Cash paid for interest	$0
Cash paid for taxes	$0
Other non cash items	$0

The accompanying notes are an integral part of these financial statements

HAPI SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business: Hapi Securities LLC ("the Company") was incorporated May 6, 2022. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA) and a member of the Securities Investor Protection Corporation (SIPC).   The Company is wholly owned by Hapi Corp LLC.   The Company is registered in 4 states and provides individuals with a self-directed trading platform to execute brokerage transactions in cash accounts only. The Company's securities business segment derives interest and rebate revenue from customers' general securities business which deals solely with equity securities.

Basis of accounting - The accompanying financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other assets and liabilities in accordance with accounting principles generally accepted in the United States of America.

Cash and cash equivalents - The Company considers all money market accounts and highly liquid cash investments with a maturity date of three months or less to be cash equivalents.

Cash balances in excess of insured amounts – The Company maintains its cash in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses due to these limits.

Regulatory deposit - The Company has on account with FINRA $1,599, of which $1,522 was deposited for 2026 licensing fees. This deposit was required by FINRA to be pre-paid in December 2025 to maintain state registrations in 2026. The Company will recognize this deposit as an expense on January 1, 2026.

Revenue recognition – Revenue is recognized in accordance with FASB ASC Topic 606 as services are rendered and the contracts identified performance obligation has been satisfied. The Company provides a platform for executing transactions on exchanges and interest and rebates are recognized as revenue at the point in time the associated service is fulfilled, and ensuing payment is imminent, which is trade date. The Company also recognizes revenue for order flow and securities lending at the point in time services are fulfilled, which is trade date. Presently, the Company is executing customer transactions for zero commissions. There were no unsatisfied performance obligations at December 31, 2025.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Income taxes – The Company files consolidated tax returns with its parent, Hapi Corp. The Company is an LLC and will not be required to recognize income tax expense. The Member of the LLC will recognize tax provisions.

Use of estimates-The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 – CREDIT LOSSES
The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CEL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company had accounts receivable as of December 31, 2024 and 2025 of $6,596 and $50,224 respectively.

NOTE 3 – SEGMENT REPORTING
The Company's securities business segment derives interest and rebate revenue from customers' general securities business which deals solely with equity securities. The accounting policies for this segment are the same as those described in Note 1, Summary of Significant Account Policies. The chief operating decision maker assesses performance for the securities business segment and decides allocation of resources based on net income as reported on the income statement and segment assets as reported as total assets on the balance sheet.

The chief operating decision maker uses net income to evaluate income generated from segment assets (return on assets) in deciding whether to reinvest profits into this segment or other areas, such as acquisitions or paying dividends. Net income is used to monitor, among other things, budget versus actual result, competitive analysis, and benchmarking. The Company has one reportable segment of rebates for the sale of equity securities, as the primary source of its revenue. The Company's chief operating decision maker is the CFO.

NOTE 4 - LEASES
The Company has no leases.

NOTE 5 – FAIR VALUE MEASUREMENTS
FASB ASC 820, *Fair value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified in ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad areas:

Level 1 – inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.

Level 2 – inputs to the valuation methodology are:
- Quoted prices for similar assets or liabilities in active markets.
- Quoted prices for identical or similar assets or liabilities in inactive markets.
- Inputs other than quoted prices that are observable for the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability, and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability, including assumptions regarding risk. There were no transfers in or out of Level 3 during the year ending December 31, 2025.

Investments are measured at fair value on a recurring basis by input type consisted of the following at December 31, 2025:

| | Fair Value Measurement Using Input Type | | | |
	Level 1	Level 2	Level 3	Total
Money Market	$171,594			$171,594
Total	$171,594			$171,594

NOTE 6 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The rule states, in part, that a broker or dealer that does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers is required to maintain a minimum net capital of 6-2/3% of aggregate indebtedness, or $5,000, whichever is greatest. As of December 31, 2025, the Company has positive net capital of $368,186 which exceeds its minimum of $7,764. Pursuant to SEC Rule 17a-5, paragraph (d)(4), the net capital computation contained in this annual audit report for the period ending December 31, 2025, does not materially differ from the net capital computation contained in the Company's unaudited FOCUS Report IIA for the period ending December 31, 2025. Consequently, a reconciliation is not required and is therefore not included herein.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with the Parent Company, Hapi Corp LLC. for repayment and division of applicable expenses. These expenses include software, operations, compliance services, and legal fees. During the year ended December 31, 2025, the amount incurred to the Parent Company was $77,588. The net amount owed to Hapi Corp at December 31, 2025 was $77,588.

NOTE 8 - COMMITMENTS AND CONTINGENCES

In August 2024 FINRA commenced a routine examination of the Company's books and records. Their findings indicated repeat violations of certain transactions and procedures. In 2025 FINRA referred the matter to their Enforcement Division for review. At this time the Company cannot determine the outcome but does believe the matter will be turned back to the examination team with no censures.

NOTE 9 – COMPANY CONDITIONS

The Company has a loss of $103,532 for the year ended December 31, 2025 and has received capital contributions from its stockholder for working capital. The Company' stockholder has represented the intention to continue making capital contributions, as needed, to ensure the Company's continuing operations. The stockholder has the financial wherewithal to continue contributing as required.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event the Company ceases to continue as a going concern.

NOTE 10 – DEPOSIT WITH CLEARING BROKER

The Company maintains cash deposited with the clearing firm pursuant to a fully disclosed clearing agreement ("Clearing Agreement") which is meant to assure the Company's performance, including but not limited to the indemnification obligations specified in the Clearing Agreement. At December 31, 2025, the Company had $250,541 deposited with the clearing firm. The deposit does not represent an ownership interest in the clearing firm.

NOTE 11 - SUBSEQUENT EVENTS
Management has assessed subsequent events through the date the financial statements were made available and determined no subsequent events or transactions occurred during that period requiring recognition or disclosure.

NOTE 12 - DEPOSITS
The Company has a deposit with a law firm which is required for representation.

HAPI SECURITIES LLC
SCHEDULE I
COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2025

Computation of basic net capital requirements:

Total member's equity	$397,439
Decuctions and/or charges:	
Non-allowable assets:	
Interest and rebate receivable	$8,600
Prepaid expense and other	20,503
Total non-allowable assets	29,103
Net capital before haircuts and securities positions	368,336
Haircuts	150
Net Capital	368,186

Minimum net capital requirements:	
6 2/3% of total aggregate indebtedness ($116,461)	7,764
Minimum dollar net capital requirement for this broker-dealer ($5,000)	5,000
Net capital requirement (greater of above two requirements)	5,000
Net capital in excess of requirement minimum	$360,422

There are no material differences between the proceeding computation and
the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2025

HAPI SECURITIES LLC
SCHEDULE II
COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2025

Total Aggregate Indebtedness

Accrued expenses payable	$116,461
Aggregate indebtedness	$116,461
Ratio of aggregate indebtedness	
to net capital	0.32

HAPI SECURITIES LLC
SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT AND
INFORMATION RELATED TO POSSESSION AND CONTROL
REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2025

The Company is exempt from the reserve and related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Commission.

The Reserve Requirements pursuant to Rule 15c3-3 is not applicable as the Company does not hold customer funds or securities and the Company's activities are limited to those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

The Possession or Control Requirements pursuant to Rule 15c3-3 is not applicable as the Company does not hold customer funds or securities and the Company's activities are limited to those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Hapi Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Hapi Securities LLC identified the following provision(s) of 17 C.F.R. §15c3-3(k) under which Hapi Securities LLC claimed the following exemption(s) from 17 C.F.R. §240.15c3-3: (k(2)(ii) [exemption provision(s)] and (2) Hapi Securities LLC stated that Hapi Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Hapi Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to referring securities transactions to other broker-dealers, or providing technology or platform services. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Hapi Securities LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hapi Securities LLC's compliance with the exemption provisions and provisions of Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph(s) (k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Ohab and Company, PA

Maitland, Florida

May 12, 2026



Hapi Securities, LLC
Exemption Report

Hapi Securities, LLC the Successor to Hapi Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

   1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

   2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.

   3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.l7a-5 are limited to referring securities transactions to other broker-dealers, or providing technology or platform services; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

   I, Christian Maynard-Philipp, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: *Christian Maynard-Philipp*

Title: Chief Compliance Officer

February 26, 2026